CONSENT OF AVALON DEVELOPMENT CORPORATION

The undersigned hereby consents to the use of its name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of NovaGold Resources Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

  The technical report dated April 16, 2002 titled “Summary Report for the Rock Creek Gold Prospect, Seward Peninsula, Alaska” prepared by Avalon Development Corporation (the “Rock Creek Report”);

  The technical report dated April 15, 2002 titled “Summary Report for the Nome Gold and Gravel Project, Seward Peninsula, Alaska” prepared by Avalon Development Corporation (the “Nome Gold Report”);

  The technical report dated April 1, 2002 titled “Summary Report for the Shotgun Gold Project, Kuskokwim Mineral Belt, Alaska” prepared by Avalon Development Corporation (the “Shotgun Gold Report”); and

  The final prospectus of the Company dated September 25, 2003, which incorporates by reference the Rock Creek Report, the Nome Gold Report and the Shotgun Gold Report.

 Dated at Fairbanks, Alaska, October 10, 2003.

AVALON DEVELOPMENT CORPORATION

/s/ Curtis J. Freeman
Curtis J. Freeman
President